Exhibit 2.3

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION OF

PREFLOGIC, INC.

PrefLogic, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“GCL”), does hereby certify:

FIRST: That by written consent dated November 4, 2019, the Board of Directors of the Corporation duly adopted a resolution setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling for the approval of the amendment by the stockholders. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this Corporation be amended as follows:

Section 4 of the Certificate of Amendment is hereby amended and restated in its entirety as follows:

4(A) Authorized Shares

The total number of shares of stock which the Corporation shall have authority to issue is one hundred ten million one hundred thousand (110,100,000) shares, all of which shall have a par value of $0.0001 per share. The total number of shares of common stock which the Corporation is authorized to issue is 100,000,000, with a par value of $0.0001 per share. The total number of shares of Series A Preferred Stock which the Corporation is authorized to issue is 100,000, with a par value of $0.0001. The total number of shares of undesignated preferred stock which the Corporation is authorized to issue is 10,000,000, with a par value of $0.0001 per share (“Blank Check Preferred Stock”).

(B) Series B Preferred Stock

The Series A Preferred Stock shall have the powers, preferences, rights, qualifications, limitations and restrictions set forth as follows:

1.       Liquidation. Upon the liquidation, dissolution and winding up of the Corporation, or upon the effective date of a consolidation, merger or statutory share exchange in which the Corporation is not the surviving entity (generically, a “Liquidation Event”), the holder of each share of the Series A Preferred Stock (a “Holder”) shall be entitled to receive (a) any dividend on the Series A Preferred Stock that is accrued but unpaid, and (b) out of the net assets of the Corporation, before any amount shall be paid to the holders of any other class of stock, the sum of one tenth of One Cent ($0.001) per share, after which the Holders of Series A Preferred Stock shall share in the distribution with the holders of the Common Stock on a pari passu basis, except that in determining the appropriate distribution of available cash among the shareholders, each share of Series A Preferred Stock shall be deemed to have been converted into the number of shares of the Corporation’s Common Stock into which that Holder’s Series A Preferred Stock would be converted if the record date for the distribution was a Conversion Date as described in Part (B)(4) below.

2.       Dividends.

A.       Holders of issued and outstanding Series A Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors out of funds of the Corporation legally available for the payment of distributions, cumulative preferential cash dividends equal to the Dividend Amount. The “Dividend Amount” per share of Series A Preferred Stock with respect to each fiscal quarter shall equal 0.0003% (three-ten thousandth percent) of the Corporation’s Adjusted Gross Income for the quarter. Dividends shall be payable in arrears thirty days after the last day of each fiscal quarter (each such day being hereinafter called a “Dividend Payment Date”); provided that if any Dividend Payment Date is not a day on which the New York Stock Exchange is open for business (a “Business Day”), then the dividend that would otherwise have been payable on such Dividend Payment Date shall be paid on the next succeeding Business Day, and no interest or additional dividends or other sums shall accrue on the amount so payable from such Dividend Payment Date to such next succeeding Business Day. Dividends shall be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date, which shall be the last Business Day of the fiscal quarter with respect to which the dividend is payable (each such date, a “Dividend Record Date”).

B.       For purposes of this Section (B)(2), the term “Adjusted Gross Income” shall mean (a) revenue recognized on an accrual basis in accordance with generally accepted accounting principles less (b) direct expenses attributable to such revenue on an accrual basis in accordance with generally accepted accounting principles, except that direct expenses shall not include research and development expenses and shall include:

●	expenses incurred for development of the Corporation’s marketable software services;

●	expenses directly attributable to customer support; and

●	accrual of obligations to providers for services that are resold by the Corporation.

C.       No dividend on the Series A Preferred Stock will be declared by the Corporation or paid or set apart for payment by the Corporation at such time as any agreement of the Corporation, including any agreement relating to its indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration, payment or setting aside of funds is restricted or prohibited under the GCL or other applicable law; provided, however, notwithstanding anything to the contrary contained herein, dividends on the Series A Preferred Stock shall continue to accrue and accumulate regardless of whether: (i) any or all of the foregoing restrictions exist; (ii) the Corporation has earnings or profits; (iii) there are funds legally available for the payment of such dividends; or (iv) such dividends are authorized by the Board of Directors.

D.       If any Series A Preferred Stock are outstanding, no dividends will be declared or paid or set apart for payment on any other class of stock, unless all accumulated accrued and unpaid dividends are contemporaneously declared and paid in cash or declared and a sum of cash sufficient for the payment thereof set apart for such payment on the Series A Preferred Stock for all past fiscal quarters with respect to which full dividends were not paid on the Series A Preferred Stock in cash.

E.       Unless all accumulated accrued and unpaid dividends on the Series A Preferred Stock are contemporaneously declared and paid in cash or declared and a sum of cash sufficient for the payment thereof is set apart for payment for all past fiscal quarters with respect to which full dividends were not paid on the Series A Preferred Stock in cash, no dividends may be declared or paid or set apart for payment upon any class of stock, nor shall any shares of any class of stock be redeemed, purchased or otherwise acquired directly or indirectly for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such stock) by the Corporation (except by conversion into or exchange other equity securities issued by the Corporation or by redemption, purchase or acquisition of stock under any employee benefit plan of the Corporation).

3.       Voting.

A.       Voting Rights. The holders of the Series A Preferred Stock shall be entitled to vote in the same manner and with the same effect as the holders of Common Stock, voting together with the holders of Common Stock as a single class. For this purpose, the holders of Series A Preferred Stock shall be given notice of any meeting of stockholders as to which the holders of Common Stock are given notice in accordance with the bylaws of the Corporation. As to any matter on which the holders of Series A Preferred Stock shall be entitled to vote, the holder of a single share of Series A Preferred Stock shall have voting rights equal to 0.0003% of the total shares entitled to vote by the holders of all of the then outstanding shares of voting stock of the Corporation, such that, if there are one hundred thousand (100,000) shares of Series A Preferred Stock outstanding, then the holders of those shares will have 30% of the voting power of the Corporation.

B.       Anti-Dilution. Notwithstanding anything herein to the contrary, the consent of the holders of all of the outstanding shares of Series A Preferred Stock, voting as a separate class, shall be required to authorize (by action of the shareholders) or designate (by action of the board of directors) any class or series of capital stock of the Corporation with voting rights that would diminish the voting power of the holders of the Series A Preferred Stock.

C.       Vote to Change the Terms of Series A Preferred Stock. The affirmative vote at a meeting duly called for such purpose, or the written consent without a meeting, of the holders of not less than all of the then outstanding shares of Series A Preferred Stock shall be required for any change to the Corporation’s Certificate of Incorporation that would amend, alter, change or repeal any of the preferences, limitations or relative rights of the Series A Preferred Stock.

4.       Conversion.

A.       Conversion Event. The Series A Preferred Stock will convert into shares of the Corporation’s common stock either voluntarily at the option of the Holder or automatically upon the first to occur of the following dates (the “Conversion Date”):

a.	the date on which the Corporation delivers to Todd Wier a notice terminating his employment by the Corporation for cause, as “cause” is defined in the then-effective employment agreement between the Corporation and Todd Wier;

b.	the date on which Todd Wier delivers to the Corporation a notice terminating his employment by the Corporation, if said date occurs prior to September 30, 2021.

c.	the anniversary of the date on which Todd Wier ceases to be employed by the Corporation.

B.       Conversion Rate. The number of shares of common stock issuable upon conversion of one share of Series A Preferred Stock will equal ten (10) times the product of (a) the Market Value of the common stock on the effective date of the conversion less one (1). For example, if the Market Value of a share of common stock on the Conversion Date is $2.00, then one share of Series A Preferred Stock will convert on that date into ten shares of common stock. The “Market Value” for this purpose shall be, in the order of priority:

a.	If there is quoted on any securities market a bid price for the common stock, the Market Value will be the average of the closing bid prices for the five trading days preceding the Conversion Date.

b.	If there is no bid price quoted, the Market Value shall be the cash-equivalent price per share in the most recent arms-length sale of stock for cash or assets by the Corporation, provided such sale closed no more than 12 months prior to the Conversion Date.

c.	If the criteria described in “a” or “b” are not available, Market Value shall be the value to which the Holder and the Corporation shall agree, if such written agreement is executed within 10 business days after the Conversion Date.

d.	If none of the aforesaid criteria determines the Market Value, then Market Value will be determined by a member of the American Society of Appraisers chosen by agreement of the Holder and the Corporation, with the costs of the appraisal being born equally by the Holder and the Corporation. If the Holder and Corporation have not agreed upon an appraiser within thirty days after the Conversion Date, then either party may apply to a court of competent jurisdiction for appointment of an appraiser.

C.       Conversion Notice. The Holder of a share of Series A Preferred Stock may exercise its right to voluntary conversion right by giving a written conversion notice (the “Conversion Notice”) (x) by email to the Corporation confirmed by a telephone call or (y) by overnight delivery service, with a copy by email to the Corporation’s transfer agent for its Common Stock, as designated by the Corporation from time to time. In the event of automatic conversion, as described in Part 6A above, either party may give the Conversion Notice to the other in the manner set forth in the preceding sentence. If either voluntary or automatic conversion will result in the conversion of all of a Holder’s Series A Preferred Stock, the Holder shall surrender the certificate for the Series A Preferred Stock to the Corporation at its principal office (or such other office or agency of the Corporation may designate by notice in writing to the Holder) at any time during its usual business hours.

D.       Issuance of Certificates; Time Conversion Effected.

a.	Promptly, but in no event more than three (3) trading days after the Conversion Due Date, the Corporation shall issue and deliver, or the Corporation shall cause to be issued and delivered, to the Holder, registered in such name or names as the Holder may direct, a certificate or certificates for the number of whole shares of Common Stock into which the Series A Preferred Stock has been converted. In the alternative, if the Corporation’s Transfer Agent is a participant in the electronic book transfer program, the Transfer Agent shall credit such aggregate number of shares of Common Stock to which the Holder shall be entitled to the Holder’s or its designee’s balance account with The Depository Trust Corporation. The “Conversion Due Date” shall be (a) if the Conversion Rate is determined pursuant to Part 6B(a) or 6B(b) above, the date on which the Conversion Notice is received and the Holder has surrendered the Series A Preferred Stock certificate (if required), or (b) if the Conversion Rate is determined pursuant to Part 6B(c) or 6B(d) above, the date on which a final determination of the Conversion Rate is delivered in writing to each party and the Holder has surrendered the Series A Preferred Stock certificate (if required). The person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby, on the Conversion Date, notwithstanding any delay between the Conversion Date and the Conversion Due Date. Issuance of shares of Common Stock issuable upon conversion that are requested to be registered in a name other than that of the registered Holder shall be subject to compliance with all applicable federal and state securities laws.

b.	The Corporation understands that a delay in the issuance of the shares of Common Stock beyond three (3) Trading Days after the Conversion Due Date could result in economic loss to the Holder of the Series A Preferred Stock. As compensation to the Holder for such loss, the Corporation agrees to pay the Holder’s actual losses occasioned by any “buy-in” of Common Stock necessitated by such late delivery. Furthermore, in addition to any other remedies that may be available to the Holder, if, in the event of a voluntary conversion, the Corporation fails for any reason to effect delivery of such shares of Common Stock within five (5) Trading Days after the Conversion Due Date, the Holder will be entitled to revoke the relevant Conversion Notice by delivering a notice to such effect to the Corporation. Upon delivery of such notice of revocation, the Corporation and the Holder shall each be restored to their respective positions immediately prior to delivery of such Conversion Notice, except that the Holder shall retain the right to receive the actual cost of any “buy-in.”

c.	Fractional Shares. The Corporation shall not, nor shall it cause its transfer agent to, issue any fraction of a share of Common Stock upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Stock, the Corporation shall round, or cause the Transfer Agent to round, such fraction of a share of Common Stock up to the nearest whole share.

5.       Reorganization, Reclassification, Consolidation, Merger or Sale. Any recapitalization, reorganization, reclassification, consolidation, merger, sale of all or substantially all of the Corporation’s assets or other transaction which is effected in such a way that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock is referred to herein as an “Organic Change.” Prior to the consummation of any Organic Change, the Corporation will make appropriate provision (in form and substance reasonably satisfactory to the Holder) to insure that the Holder will thereafter have the right to acquire and receive in lieu of or in addition to (as the case may be) the shares of Common Stock otherwise acquirable and receivable upon the conversion of this Series A Preferred Stock, such shares of stock, securities or assets as would have been issued or payable in such Organic Change with respect to or in exchange for the number of shares of Common Stock that would have been acquirable and receivable had this Series A Preferred Stock been converted into shares of Common Stock immediately prior to such Organic Change (without taking into account any limitations or restrictions on the timing of conversions). In any such case, the Corporation will make appropriate provision (in form and substance reasonably satisfactory to the Holder) with respect to the Holder’s rights and interests to insure that the provisions of this Section 6 will thereafter be applicable to the Series A Preferred Stock. The Corporation will not effect any such consolidation, merger or sale, unless prior to the consummation thereof, the successor entity (if other than the Corporation) resulting from consolidation or merger or the entity purchasing such assets assumes, by written instrument (in form and substance reasonably satisfactory to the holders of a more than sixty-six and two-thirds percent (66-2/3%) of Series A Preferred Stock then outstanding), the obligation to deliver to each holder of Series A Preferred Stock such shares of stock, securities or assets as, in accordance with the foregoing provisions, such holder may be entitled to acquire.

(C) Blank Check Preferred Stock

The Blank Check Preferred Stock may be issued from time to time and in one or more series. The Board of Directors of the Corporation is authorized to determine or alter the powers, preferences and rights, and the qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of Blank Check Preferred Stock, and with the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of Blank Check Preferred Stock, to increase or decrease (but not below the number of shares of any such series of Preferred Stock then outstanding) the number of shares of any such series of Blank Check Preferred Stock, and to fix the number of shares of any series of Blank Check Preferred Stock. In the event that the number of shares of any series of Blank Check Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series of Blank Check Preferred Stock, subject to the requirements of applicable law.

(D) Forward Split of Common Stock.

A.	On the date of filing of this Certificate of Amendment at 6:00 p.m. Eastern Time (the “Forward Split Effective Time”), each issued and outstanding share of Common Stock (“Old Common Stock”) shall, without any action on the part of the holder thereof, automatically be reclassified as and changed into two (2) fully-paid and nonassessable shares of Common Stock, par value $0.0001 per share.

B.	Following the Forward Split Effective Time, each holder of a certificate(s) representing outstanding shares of the Corporation’s Old Common Stock (“Old Certificate(s)”) will be entitled to receive, upon surrender of such Old Certificate(s) to the Corporation’s transfer agent for cancellation, a certificate (“New Certificate”) representing the number of shares of New Common Stock owned by such stockholder following the Forward Stock Split.

SECOND: That thereafter, pursuant to resolution of the Board of Directors, stockholders of the Corporation representing the necessary number and class of shares as required by statute, acting by written consent in lieu of meeting in accordance with Section 228 of the GCL, consented to the adoption of said amendment by signing written consents setting forth said amendment and delivered the signed consents to the Corporation as required by the provisions of said Section 228.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the GCL.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 14th day of November, 2019.

/s/ Todd Wier
Todd Wier
Chief Executive Officer

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